December 29, 2020

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Jackson National Life Insurance Company Jackson National Separate Account - I (“Registrant”) File Nos. 333-226897 and 811-08664

Dear Commissioners:

This filing is Amendment No. 756 under the Investment Company Act of 1940 and Post-Effective Amendment No. 4 under the Securities Act of 1933, and is being made pursuant to rule 485(a)(1) under the Securities Act of 1933.

The prospectus contained in the Amendment includes the following changes:

•The addition of an optional add-on Return of Premium death benefit;

•Revisions intended to accommodate the use of Rate Sheet Prospectus Supplements to disclose current annual charges for the add-on Return of Premium Death Benefit;

•Revisions intended to comply with the new Form N-4 requirements and Rule 498A Summary Prospectus Rule, including a draft form of Initial Summary Prospectus.

In connection with the revisions associated with the proposed use of Rate Sheet Prospectus Supplements for current annual add-on benefit charges, the following specific revisions have been made:

•References to current annual charges for the add-on Return of Premium death benefit have been omitted from the fees and expenses tables and associated add-on benefit charge section;
◦Disclosure has been added identifying that current charges can be found in a Rate Sheet Prospectus Supplement and how to obtain the most current annual charges for the add-on benefits;

•Disclosure has been added throughout the prospectus indicating that current annual charges for the add-on benefits can be found in a Rate Sheet Prospectus Supplement;

•A new Appendix has been added for Historical Add-On Benefit Charges.

In addition, a new proposed Rate Sheet Prospectus Supplement has been included in this amendment filing to facilitate review by the Staff. And, as required by the new Form N-4 requirements, a proposed form of Initial Summary Prospectus has been included as an exhibit to the Amendment filing.

Please note that one other currently registered annuity contract will contain the above-described changes. Regarding the additional contract and related registration statement, a request for approval pursuant to rule 485(b)(1)(vii) will follow this filing.

Under separate cover to the Commission Staff reviewer, we are providing courtesy copies of the Elite Access Advisory II prospectus, Statement of Additional Information, Rate Sheet Prospectus Supplement, and Initial Summary Prospectus contained in this filing, as well as a marked copy of the Elite Access II prospectus and Statement of Additional Information.

If you have any questions, please call me at (517) 331-4262.

Very truly yours,

/s/ ALISON SAMBORN

Alison Samborn
Associate General Counsel,
Legal Product Development